     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                            ------------------------

                                 CALGENE, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                 CALGENE, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  129598 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               LLOYD M. KUNIMOTO
                  PRESIDENT AND ACTING CHIEF EXECUTIVE OFFICER
                                 CALGENE, INC.
                               1920 FIFTH STREET
                            DAVIS, CALIFORNIA 95616
                                 (916) 753-6313
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

             MARK G. BORDEN, ESQ.                       STEVEN J. TONSFELDT, ESQ.
              HALE AND DORR LLP                             VENTURE LAW GROUP
               60 STATE STREET                          A PROFESSIONAL CORPORATION
         BOSTON, MASSACHUSETTS 02109                       2800 SAND HILL ROAD
                (617) 526-6000                         MENLO PARK, CALIFORNIA 94025
                                                              (415) 854-4488

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

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Calgene, Inc. filed with the Securities and Exchange Commission on April 8, 1997.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and restated in its entirety to read as follows:

Exhibit 1       Form of Offer to Purchase, dated April 7, 1997.*
Exhibit 2       Form of Letter of Transmittal.*
Exhibit 3       Agreement and Plan of Merger, dated as of March 31, 1997, among Monsanto
                Company, Monsanto Acquisition Company and Calgene, Inc.*
Exhibit 4       Amendment to the Amended and Restated Stockholders Agreement, dated as of
                March 31, 1997, between Calgene, Inc. and Monsanto Company.*
Exhibit 5       Proxy Statement of Calgene, Inc. dated as of October 10, 1996 relating to the
                Company's 1996 Annual Meeting of Stockholders.*
Exhibit 6       Agreement and Plan of Reorganization between Calgene, Inc. and Monsanto
                Company dated as of October 13, 1995.*
Exhibit 7       Stock Purchase Agreement between the Calgene, Inc. and Monsanto Company dated as of September 27, 1996.*
Exhibit 8       Amended and Restated Stockholders Agreement between Calgene, Inc. and Monsanto
                Company dated November 12, 1996.*
Exhibit 9       Calgene Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996.*
Exhibit 10      Gargiulo Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996.*
Exhibit 11      Letter to Stockholders of Calgene, Inc. dated April 7, 1997.*+
Exhibit 12      Change of Control Employment Agreement between Roger Salquist and Calgene,
                Inc. dated as of July 19, 1995.*
Exhibit 13      Change of Control Employment Agreement between Michael Motroni and Calgene,
                Inc. dated as of July 19, 1995.*
Exhibit 14      Restated Certificate of Incorporation of Calgene, Inc.*
Exhibit 15      Text of Joint Press Release issued by Calgene, Inc. and Monsanto Company dated
                April 1, 1997.*
Exhibit 16      Opinion of Montgomery Securities, dated March 31, 1997.
Exhibit 17      Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.*
Exhibit 18      Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.*
Exhibit 19      Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.*
Exhibit 20      Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.*
Exhibit 21      Complaint filed January 29, 1997, in Manson v. Fortune, et al.*
Exhibit 22      Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.*
Exhibit 23      Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.*
Exhibit 24      Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.*
Exhibit 25      Order of Consolidation, dated March 10, 1997.*
Exhibit 26      Memorandum of Understanding, dated March 31, 1997.*

---------------

 * Previously filed.

 + Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ RICHARD J. STONARD

                                          --------------------------------------
                                             Richard J. Stonard
                                             Senior Vice President and Chief
                                             Technical Officer

Dated: April 9, 1997

                               INDEX TO EXHIBITS

EXHIBIT NO.                                        EXHIBIT
------------    ------------------------------------------------------------------------------
Exhibit 1       Form of Offer to Purchase, dated April 7, 1997.*
Exhibit 2       Form of Letter of Transmittal.*
Exhibit 3       Agreement and Plan of Merger, dated as of March 31, 1997, among Monsanto
                Company, Monsanto Acquisition Company and Calgene, Inc.*
Exhibit 4       Amendment to the Amended and Restated Stockholders Agreement, dated as of
                March 31, 1997, between Calgene, Inc. and Monsanto Company.*
Exhibit 5       Proxy Statement of Calgene, Inc. dated as of October 10, 1996 relating to the
                Company's 1996 Annual Meeting of Stockholders.*
Exhibit 6       Agreement and Plan of Reorganization between Calgene, Inc. and Monsanto
                Company dated as of October 13, 1995.*
Exhibit 7       Stock Purchase Agreement between the Calgene, Inc. and Monsanto Company dated as of September 27, 1996.*
Exhibit 8       Amended and Restated Stockholders Agreement between Calgene, Inc. and Monsanto
                Company dated November 12, 1996.*
Exhibit 9       Calgene Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996.*
Exhibit 10      Gargiulo Credit Facility Agreement between Calgene, Inc. and Monsanto Company dated as of March 31, 1996.*
Exhibit 11      Letter to Stockholders of Calgene, Inc. dated April 7, 1997.*+
Exhibit 12      Change of Control Employment Agreement between Roger Salquist and Calgene,
                Inc. dated as of July 19, 1995.*
Exhibit 13      Change of Control Employment Agreement between Michael Motroni and Calgene,
                Inc. dated as of July 19, 1995.*
Exhibit 14      Restated Certificate of Incorporation of Calgene, Inc.*
Exhibit 15      Text of Joint Press Release issued by Calgene, Inc. and Monsanto Company dated
                April 1, 1997.*
Exhibit 16      Opinion of Montgomery Securities, dated March 31, 1997.
Exhibit 17      Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.*
Exhibit 18      Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.*
Exhibit 19      Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.*
Exhibit 20      Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.*
Exhibit 21      Complaint filed January 29, 1997, in Manson v. Fortune, et al.*
Exhibit 22      Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.*
Exhibit 23      Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.*
Exhibit 24      Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.*
Exhibit 25      Order of Consolidation, dated March 10, 1997.*
Exhibit 26      Memorandum of Understanding, dated March 31, 1997.*

---------------

 * Previously filed.

 + Included with Schedule 14D-9 mailed to stockholders.